Play LA Inc. Retains Top BVI Law Firm Harney Westwood & Riegels to Act in NFC Data Inc. Withdrawal from Share Purchase Agreement

TORTOLA, British Virgin Islands – February 26, 2014 – (MarketWire) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has retained the services of Harney Westwood & Riegels ( Harney’s ) to represent its interests against NFC Data Inc., and NFC Data Inc.’s related parties. NFC Data Inc. is currently in default on loans owed to the Company and other lenders. The loans are related to the Share Purchase Agreement that NFC Data Inc. signed with Play LA Inc. on December 12th, 2012, and subsequently withdrew from, a proposed transaction that would have seen the Company exchange shares and acquire the business and assets of NFC Data Inc. in a deal that valued NFC Data Inc. at $7,500,000. The Company further notes that this was a unilateral decision made by NFC Data Inc., and that Play LA Inc. fully intended to complete the transaction.

Geoff Cairns, CEO of NFC Data Inc., advised the Company of the withdrawal after entering into agreements with private investors to sell a portion of NFC Data Inc. equity that he stated would value NFC Data Inc. at approximately $25,000,000.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites. The Company currently owns and operates 14 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.

David Hallonquist

www.playlainc.com

246-431-0493